UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 5)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   30DC, INC.
                         ------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PER SHARE
                      ------------------------------------
                         (Title of Class of Securities)

                                   88430R 105
                         ------------------------------
                                 (CUSIP Number)

                                 FILING JOINTLY:

                                 EDWARD W. DALE
                              MARILLION PARTNERSHIP
                           80 BROAD STREET, 5TH FLOOR
                               NEW YORK, NY 10004

                                 WITH COPIES TO:
                            MICHAEL A. LITTMAN, ESQ.
                                7609 RALSTON ROAD
                                ARVADA, CO 80002
                                 (303) 422-8127
         --------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 30, 2015
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   88430R 105
            ----------


1         NAMES OF REPORTING PERSONS:

          Edward W. Dale, Director of 30DC, Inc.

          * The Marillion Trust is a partner of the Marillion Partnership. Mr. Dale is a beneficiary of the Marillion Trust.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

          (a)   |_|
          (b)   |_|

3         SEC USE ONLY:


4         SOURCE OF FUNDS (SEE INSTRUCTIONS):

          OO

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

          |-|

6         CITIZENSHIP OR PLACE OF ORGANIZATION:

          Australia

NUMBER OF SHARES   7         SOLE VOTING POWER:
BENEFICIALLY OWNED
BY EACH REPORTING            1,848,000
PERSON WITH
                   8         SHARED VOTING POWER:

                             10,036,440

                   9         SOLE DISPOSITIVE POWER:

                             1,848,000

                   10        SHARED DISPOSITIVE POWER:

                             10,036,440

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          10,036,440

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

          |_|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          16.70%

14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

          IN

CUSIP No.   88430R 105
            ----------


1         NAMES OF REPORTING PERSONS:

          Marillion Partnership

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

          (a)   |_|
          (b)   |_|

3         SEC USE ONLY:


4         SOURCE OF FUNDS (SEE INSTRUCTIONS):

          OO

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

          |_|

6         CITIZENSHIP OR PLACE OF ORGANIZATION:

          Victoria, Australia

NUMBER OF     7         SOLE VOTING POWER:
SHARES
BENEFICIALLY            8,188,440
OWNED BY
EACH          8         SHARED VOTING POWER:
REPORTING
PERSON                  0
WITH
              9         SOLE DISPOSITIVE POWER:

                        8,188,440

              10        SHARED DISPOSITIVE POWER:

                        0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          8,188,440

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

          |_|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          16.70%

14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

          PN

                                 EXPLANATORY NOTE:


The Reporting Persons are filing this Amendment No. 5 to their Schedule 13D/A Amendment No. 4 previously filed with the United States Securities and Exchange Commission on January 10, 2013 to reflect a percentage decrease in the Reporting Persons' beneficial ownership of the issued and outstanding shares of common stock of the Issuer. The decrease of shares held was the result of an agreement for Marillion Partnership to acquire the operations and certain assets connected to Internet Marketing and coaching and mentoring business and affiliate marketing rights from 30DC, Inc. In return, Marillion Partnership returned to the Company 10,000,000 shares of the common stock of the Company. Marillion
Partnership holds approximately 16.70% of the issued and outstanding common stock of 30DC, Inc. As a result of the transaction of shares, 30DC, Inc.'s ownership among its officers, directors and known greater than 5% shareholders changed. Edward W. Dale is a Director of 30DC, Inc. The Marillion Trust is a partner of the Marillion Partnership and Mr. Dale is a beneficiary of the Marillion Trust. As such, Mr. Dale is the beneficial owner of the shares held by Marillion Partnership. As such, Mr. Dale beneficially owns the shares of the Issuer's common stock which he directly owns as well as the shares of the Issuer's common stock held by Marillion Partnership.


ITEM 1. SECURITY AND ISSUER
---------------------------

The security upon which this report is based is the common stock, par value $0.001 per share, of 30DC, Inc., a Maryland corporation (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND.
-------------------------------

(a) NAME: This statement is filed by Edward W. Dale and Marillion Partnership. Mr. Dale is the beneficial owner of the shares held by Marillion Partnership.

(b) BUSINESS ADDRESS OF BOTH MR. DALE AND MARRILLION PARTNERSHIP: c/o 30DC, Inc., 80 Broad Street, 5th Floor, New York, NY 10004

(c) EMPLOYMENT INFORMATION: Mr. Dale has served as the Chairman of the Board from 2008 to the present. He served as Chief Executive Officer and President of 30DC, Inc. from 2008 until July 30, 2015. From 2005 to 2008, Mr. Dale developed the 30 Day Challenge business, which he ran for 4 years as part of the Marillion Partnership and was sold to 30DC in July 2009. In 2006, Mr. Dale created and marketed the Dominiche `Buying and Selling websites' program. Mr. Dale is a manager and equity owner of the Marillion Partnership. Mr. Dale is a shareholder of 30DC.


(d) During the last five (5) years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Edward W. Dale is a citizen of Australia. Marillion Partnership is an Australian partnership.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

None

ITEM 4. PURPOSE OF TRANSACTION
------------------------------

The decrease of shares held was the result of an agreement for Marillion Partnership to acquire the operations and certain assets connected to Internet Marketing and coaching and mentoring business and affiliate marketing rights from 30DC, Inc. In return, Marillion Partnership returned to the Company 10,000,000 shares of the common stock of the Company. Marillion Partnership holds approximately 16.70% of the issued and outstanding common stock of 30DC, Inc. As a result of the transaction, Marillion Partnership holds approximately 16.70% of the issued and outstanding common stock of 30DC, Inc. As a result of the issuance of shares, 30DC, Inc.'s ownership among its officers, directors and known greater than 5% shareholders changed.

Mr. Dale is the Chairman of the Issuer. In addition, Mr. Dale is a beneficiary of the Marillion Trust, which is a partner of the Marillion Partnership.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
--------------------------------------------

(a) Aggregate number and percentage of the class of securities beneficially owned:

     Edward W. Dale beneficially owns 10,036,440 shares of Issuer's common stock, representing approximately 16.70% of the issued and outstanding common stock of the Issuer, based on 60,109,603 shares of common stock of the Issuer as of date of this Schedule 13D/ Amendment No. 5. Mr. Dale holds 1,848,000 shares (3.07%) directly and 8,188,440 shares (13.62%)
     beneficially through Marillion Partnership.

     Marillion Partnership beneficially owns 8,188,440 shares of Issuer's common stock, representing approximately 13.62% of the issued and outstanding common stock of the Issuer, based on 60,109,603 shares of common stock of the Issuer as of date of this Schedule 13D/ Amendment No. 5.

(b) Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

     For information regarding the number of shares of 30DC, Inc.'s common stock to which Marillion Partnership (which Mr. Dale is a beneficial owner through the Marillion Trust, a partner of the Marillion Partnership) and Mr. Dale holds or may be deemed to hold, reference is made to items (7) -
     (12) of the cover page for this statement on Schedule 13D.

(c)  Transactions in the securities effected during the past sixty days:

     See Item 4 above which is incorporated by reference herein.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

     N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
--------------------------------------------------------------------------------


See Item 4 above which is incorporated by reference herein. The Acquisition Agreement between 30DC, Inc. and Marillion Partnership, PLC. is attached hereto as Exhibit 10.1.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
-----------------------------------------

10.1 Acquisition Agreement between 30DC, Inc. and Marillion Partnership, PLC

10.2 Statement of Edward W. Dale and Marillion Partnership as to the joint filing of Schedule 13D/Amendment No. 5, dated October 31, 2015.



                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: October 31, 2015       /s/ Edward W. Dale
                             ---------------------------------------------------
                             Edward W. Dale




                             MARILLION PARTNERSHIP


Date: October 31, 2015        By: /s/ Randall J. Ewens
                                  ----------------------------------------------
                                  Randall J. Ewens, Sole Director Gate Five Pty Ltd, Trustee of Marillion Trust, Partner of Marillion Partnership


                                  /s/ Randall J. Ewens
                                  ----------------------------------------------
                                  Randall J. Ewens, Sole Director Unity Domain
                                  Pty Ltd, Partner of Marillion Partnership